United States securities and exchange commission logo





                             April 16, 2021

       Douglas T. Moore
       Chief Executive Officer
       1847 Goedeker Inc.
       13850 Manchester Rd.
       Ballwin, MO 63011

                                                        Re: 1847 Goedeker Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 9,
2021
                                                            CIK No. 0001810140

       Dear Mr. Moore:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services